Filed by Yellow Roadway Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 and Rule 14d-2(b)

of the Securities Exchange Act of 1934

Subject Company: Yellow Roadway Corporation

Commission File No.: 0-12255

Subject Company: USF Corporation

Commission File No.: 0-19791

Forward-Looking Statements

The information presented herein may contain forward-looking contain statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “could”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Yellow Roadway Corporation (“Yellow Roadway”) and USF Corporation (“USF”), that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the Securities and Exchange Commission (SEC) by Yellow Roadway and USF; the parties’ ability to consummate the proposed merger with, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate USF’s operations into Yellow Roadway’s operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; changes in federal or state regulation concerning or affecting the transportation industry; inflation, inclement weather, price and availability of fuel, competitor pricing activity, expense volatility, a downturn in general or regional economic activity, changes in equity and debt markets, the state of the economy; the parties’ obligations to contribute to union-sponsored multi-employer pension plans may be higher than expected; the impact of work rules, any obligations to multi-employer health, welfare and pension plans, wage requirements, potential efforts to unionize previously non-union operations of the company and employee satisfaction, labor shortages, disruptions, stoppages or any other deterioration in the parties’ relationships with employees may impair the parties’ businesses and any future acts or threats of terrorism or war. In particular, the expectations set forth herein regarding accretion and achievement of annual savings and synergies are only the parties’ expectations regarding these matters. Actual results could differ materially from these expectations depending on factors such as the combined company’s cost of capital, the ability of the combined company to identify and implement cost savings, synergies and efficiencies in the time frame needed to achieve these expectations, prior contractual commitments of the combined companies and their ability to terminate these commitments or amend, renegotiate or settle the same, the combined company’s actual capital needs, the absence of any material incident of property damage or other unforeseen merger or acquisition opportunities that could affect capital needs, the costs incurred in implementing synergies and the factors that generally affect the respective businesses of Yellow Roadway and USF as further outlined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in each of the companies’ respective Annual Reports on Form 10-K. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither Yellow Roadway nor USF undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Yellow Roadway’s and USF’s various SEC reports, including, but not limited to, each party’s Annual Report on Form 10-K for the year ended December 31, 2003 and Quarterly Reports on Form 10-Q for the reporting periods of 2004.

Additional Information

Yellow Roadway and USF will file a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Yellow Roadway free of charge by requesting them in writing from Yellow Roadway or by telephone at (913) 696-6100. You may obtain documents filed with the SEC by USF free of charge by requesting them in writing from USF or by telephone at (773) 824-1000.

Yellow Roadway and USF, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Yellow Roadway and USF in connection with the acquisition. Information about the directors and executive officers of Yellow Roadway and their ownership of Yellow Roadway stock is set forth in the proxy statement for the Yellow Roadway 2004 Annual Meetings of Stockholders. Information about the directors and executive officers of USF and their ownership of USF stock is set forth in the proxy statement for the USF 2004 Annual Meeting of Stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

The following document is filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•	Transcript of analyst conference call, which was webcast February 28, 2005, with certain members of management of Yellow Roadway and USF discussing the business combination.

YELLOW ROADWAY CORPORATION

Moderator: Steve Bruffett

February 28, 2005

9:00 a.m. CT

Operator: Good day, everyone, and welcome to today’s Yellow Roadway Corporation conference call. As a reminder, today’s call is being recorded.

For opening remarks and introductions, I’d like to now turn the call over to Mr. Steve Bruffett of the Yellow Roadway Corporation. Please go ahead, sir.

Steve Bruffett: Thank you, Debbie. Good morning, everyone, and thanks for joining the Yellow Roadway Corporation and USF Corporation conference call to discuss the acquisition that was announced last night.

With us this morning are Bill Zollars, the Chairman, President, and CEO of Yellow Roadway; Paul Liska, Executive Chairman of USF Corporation; Tom Bergmann, acting CEO of USF; Jim Staley, President and CEO of the regional companies of Yellow Roadway; and Don Barger, CFO of Yellow Roadway.

Importantly, I have a scheduling update for you. Due to the impending inclement weather in the New York City area, we’ve made the decision to cancel the analyst meeting originally scheduled for 3:00 this afternoon at the Waldorf Astoria. We are working to get the slides from this cancelled presentation available on the Internet during this conference call. We’ll let you know real-time when those become available. They will be available on a website especially created for this transaction, which is www.transportationupdate.com, all one word. We’ll do that as soon as possible.

Now then, statements made by management during this call that are not purely historical are forward-looking statements within the meaning of the Private Litigation Securities Reform Act of 1995. This includes statements regarding the companies’ expectations, intentions, and strategies regarding the future. It’s important to note the companies’ future results could differ materially from those projected in such forward-looking statements due to a variety of factors. The format of this call does not allow us to fully discuss all these risk factors, so please refer to the forward-looking statement section in last night’s press release.

Bill Zollars will provide an overview of the transaction and the rest of the management team is here and available for participation in the Q&A session.

And with that I’ll turn the call over to Bill Zollars.

Bill Zollars: Thanks, Steve. And welcome. I’m glad you could join us this morning. I’m going to start by talking a little bit about this deal and then we’ll have some time for questions at the end.

Let me begin by talking about the strategic fit between these two great brands. This combination of Yellow Roadway and USF will allow us to really consolidate the portfolio and we will now be in a position to offer next-day service in a comprehensive way across the country. So it’s a very good fit from a service portfolio standpoint. Secondly, we have an opportunity to get about $150 million of cost synergies in the first couple of years of this combination, which really drives this deal to be accretive within the first 12 months and allows us to earn in excess of our cost to capital within the first 12 months. It also provides us a scale opportunity and puts us in a position really to be able to compete with anybody in the transportation services marketplace.

We can get all of this done and still maintain a very strong balance sheet. We believe that by the time we exit the first 12 months of this deal our debt to capital ratio will be back in kind of the mid-30-percent range, which as most of you know is kind of the sweet spot for the balance sheet.

And finally and most importantly we believe that this combination, you know, creates shareholder value opportunity for the shareholders of both companies. From a scale standpoint, we will be approaching $10 billion in revenue this year, over $6 billion in combined assets, we’ll have over 70,000 employees and over 1,000 locations world-wide.

The balance of our services is really going to be fairly impressive. We’ll have about 29 percent in the next-day market after the companies combine, about 29 percent in the second-day market, 22 percent in the third-day market, and then 20 percent beyond that. So a very balanced portfolio of services and of revenue.

We will obviously then have not only regional next-day service across the U.S., but overlaying that we will have the – there are other substantial and extensive networks of Roadway Express and Yellow Transportation. And then obviously we have an opportunity to continue to grow our premium services very rapidly across the entire base of business.

In addition to the LTL synergies and service opportunities, we also have an opportunity to leverage the truckload business at Glen Moore with our truckload brokerage services at Yellow Roadway and an opportunity to combine the capabilities of Meridian IQ and USF Logistics. Those are very complementary services between the two companies and in addition give us much larger scale in the non-asset part of the business.

Talk a little bit about synergy. As I said, we are projecting $150 million of synergy. We should be able to get 40 million in the first 12 months to hit the bottom line and should be able to exit the year with a run rate of about 80 million in cost synergies. We’re convinced that we’ll be able to do this at very low risk. Again, as we did with the Roadway acquisition, we are not going to touch the customer interface. We’re going to be working on duplication, areas where we have redundancy, looking at leveraging our scale, best practices, and back room operations. So just as we did with the Roadway situation, there will be no change from a customer perspective, and we think that’s a way to keep the risk very low.

We also have as a matter of combination here the opportunity for a very comprehensive labor strategy, which we’re already talking about. And we think that’s going to make our relationship with the IBT even stronger. We’ll also have the ability to develop technology once and use it many times, which will be a big advantage I think to our customers as well.

In terms of the balance sheet going forward, I’ve already talked about the fact that we think within a year we’ll be back into that mid-30s-range from a debt to cap standpoint. And that’s really starting from a – kind of a mid-40s perspective following the close of the deal. I might also add that the capital structure we will have to start is not necessarily the capital structure that we will end up with. There’s a possibility that as we go down the road here there will be some stock buy-back involved in the – in the balance sheet structure as well.

We’re confident about our ability to do all this, of course, because we’ve got some experience over the last couple of years in taking on the combination of Yellow and Roadway. We have now an organization that has proven itself to be pretty good at getting cost synergies out. We’ve got processes that have worked very well in that combination that we can now transfer to the USF acquisition. And we believe because of our past success that we’re going to be able to execute this very effectively.

Just to kind of highlight the similarities and the differences between the Roadway transaction and this transaction. One of the primary similarities between the two is the fact that we will be maintaining separate brands as we did in the Roadway situation. And as I’ve already mentioned, we will be leaving the customer interface exactly as it is to minimize risk that we create a trigger event for a customer. Synergies, very similar to the way we went after them in the Roadway acquisition, many of the same buckets, and $150 million we think is doable, as I’ve already mentioned. I would also mention that we are in the – in the process of getting the second hundred million out of the Roadway synergy activity. So while we’re getting that second hundred million out this year, we will begin to go after the $150 million at USF upon closing.

One of the differences between the two transactions is that as many of you recall we had about 15 percent overlap in the customers that we were serving between Roadway and Yellow. Obviously the service overlap here is pretty close to zero. The geographic overlap is pretty much 100 percent, so we’ve got the ability to provide the portfolio of services across the U.S. and around the world from all of our subsidiaries.

And then finally on both sides of the equation here we have experienced and committed operating management who are very excited about the potential here as we go forward.

We are going to make a couple of management changes here. As a way to explain that, we are going to have the regional companies report to Jim Staley. Jim, as you may recall, was the CEO of Roadway Corporation when we merged Roadway and Yellow. Jim’s extensive experience in this industry and I think is a perfect fit for this job. We will move New Penn into the Holland portfolio, so the brands in that regional group of companies will be New Penn, Holland, Reddaway, Bestway, and Dugan. And Jim will be responsible for all of those and will also be responsible for Glen Moore.

We’ll talk a little bit more about that in a few minutes. Under the change that we’re making there, we’re going to have Bob Stull, who’s been the President of Roadway Express, report directly to me. The logistics group at USF will move in to be combined with Meridian IQ, and Jim Ritchie will be leading that organization. Tom Bergmann will be a key part of the new company, and we’re still working on the role there, but Tom has done a great job in the acting CEO job at US Freightways and we’re anxious to have him continue to make the major contributions that he’s made.

So that’s the management team. Just kind of as a corollary to that, our Enterprise Services Organization is led by Mike Smid, and they will take the lead on integration. Mike is the Chief Integration Officer for the company, and he will work with Jim Staley and Tom on the synergies that we will go after as a result of this combination.

Just a couple transaction highlights and then we’ll open it up for questions. Most of you know that the value of the transaction is about $1.37 billion with an enterprise value of $1.47 billion. It’s a $45-offer which can be exchanged in either cash or stock or any combination thereof. The stock is exchanged at a .9024 exchange ratio. It’s a fixed exchange ratio. Total gross cash consideration therefore of $639 million with the balance being paid in stock. And obviously even though an individual investor can choose, at the end of the day it’ll be balanced so it’s a 50-50 cash and stock deal so that it is tax-free to USF shareholders.

In terms of the timeline, we will file our proxy statement and prospectus with the SEC by April 1, obtaining shareholder approval from both companies, get regulatory approval and close the deal sometime this summer.

That’s the extent of my prepared remarks. And we would be happy now to answer any questions that you have.

Steve Bruffett: I’d interject – this is Steve Bruffett – the investor presentation that I referred to earlier is now live on the website www.transportationupdate.com. And we are ready for Q&A at this point.

Operator: Thank you. Ladies and gentlemen, we will take your questions today. In the interest of time and to give everyone a chance to ask their question, we please ask you to limit yourself to one question and one follow-up. To get in queue, you simply need to press the star key followed by the digit one on your touch-tone phone. If using a speakerphone, please disengage your mute function to allow your signal to reach our equipment. Again we ask in the interest of time and to give everyone a chance to please limit yourself to one question and one follow-up.

We’ll go first today to Edward Wolfe, at Bear Stearns.

Edward Wolfe: Can you hear me?

Bill Zollars: We can, Ed.

Edward Wolfe: Hey, Bill. I guess the first question would be just two years ago you were on the road spinning off a regional group, SCST, and at that point thinking there wasn’t a lot of synergy with a regional group. And what is different that you see now from a strategic standpoint going forward with USF that you didn’t see with SCST? And as part of that, is there any issue – you had mentioned at that time some double-breasting potential issues down the road with union versus non-union. USF obviously has some of both of those. Can you talk about those issues as well?

Bill Zollars: Sure, I’d be happy to. You know, I was surprised by the number of synergies that are available, and I think early on we didn’t expect there to be as many synergies. We have since concluded that the synergies are extremely substantial. In terms of the double-breasting issue, as you’ll recall the companies we had when Yellow owned regional non-union companies were 100 percent non-union. USF is about 80 percent unionized in terms of the number of employees, and we have a, as I mentioned earlier, I think a very well thought out labor strategy going forward. So different situation with different companies with different profiles, and the synergies have been a lot higher than we expected.

Edward Wolfe: Just as a follow-up on the synergy cost. In your assumptions have you assumed, when you talk about $40, $80, $150 million over time, have you assumed any revenue loss, and have you gotten a pretty good view at USF that you’re comfortable that the consensus numbers are actually in the ball park given what’s out there right now?

Bill Zollars: Yes, we’ve got a pretty wide consensus. But I would say, yes, we’re convinced that there will be no revenue loss or we’re not going to change anything from a customer perspective. And as we’ve found with the Roadway acquisition, you know, if you don’t give a customer a reason to change, chances are they’re going to stay. So the same philosophy will be applied here. The numbers that are in the public domain are pretty wide in terms of analysis, but, you know, we feel pretty good about kind of the mean of those numbers.

Edward Wolfe: OK, thanks. I’ll let someone else have it.

Bill Zollars: Thanks, Ed.

Operator: We’ll go next to John Barnes, CS First Boston.

John Barnes: Hey, good morning, guys. Can you hear me OK?

Bill Zollars: Sure can, John.

John Barnes: Hey, first of all, congratulations on the deal.

Bill Zollars: Thanks.

John Barnes: Two questions for you real quick. Number one, Bill, look, everybody knows how bad USF has struggled over the last several years. I mean, and I think that’s why you get such a wide range on the consensus expectations. Out of curiosity, what do you see that makes you think you can do differently than what we’ve seen out of the past four management teams at USF?

Bill Zollars: Well, I think that one of the things we were very impressed with was the plans that were already in place at USF. You know, Tom and his team have done a very nice job of looking at an improvement process and plan. And when we first started talking about combining the companies, they were nice enough to share those plans with us. So we’ve got a lot of confidence in the operating management at USF and believe that whether or not this acquisition had gone through they were on the path to recovery.

Tom, you might want to add something.

Thomas Bergmann: Yes, I’d agree, Bill. Yes, we had put together our five-year strategic plan and talked a lot about our team one initiative and sharing the best practices and starting to get good traction and make good progress. I really think coming together with Yellow Roadway is going to give us the opportunity to grow even faster and share more best practice and leverage some of the industry-leading technology that they have. So, you know, this will be a real plus for us to be able to accelerate our growth and profitability.

John Barnes: OK. As a follow-up, Bill, the original Roadway synergies that you guided to were $125 million plus. And now we’re already in – and now you’re talking about 300 million, you’re working on the second hundred million. Are your estimates for these synergies conservative with USF or, you know, do you feel like now that you’ve been down the Roadway path a little bit you’ve got a better idea of where all the costs are, and so this $150 million you’re talking about is really the full nut that you can get out of this company?

Bill Zollars: I think, John, we always try to be a little conservative. But you’re right, I think the experience we gained in going through the Roadway merger has given us a lot of confidence on the synergy side. But I would say the $150 is a middle-of-the-fairway kind of number.

John Barnes: OK. Again, congratulations. Thanks for your time.

Bill Zollars: Thanks, John.

Operator: We’ll take our next question today from Jordan Alliger, at Deutsche Bank.

Jordan Alliger: Yes, hi. Morning.

Bill Zollars: Hey.

Jordan Alliger: Just a question. You know, in terms of timing, you know, once the transaction closes is it a fair assumption since US Freightways already has an operating plan in place, a cost plan in place, that the synergies initially can come relatively quickly at first within the first 12 months?

Bill Zollars: I think there’s – there are kind of opposing forces here. There are some things that – you know, like purchasing leverage that I think we can get after right away. The one challenging thing that is true of the USF situation that was not true of the Roadway situation is that the synergies are more dispersed. At Roadway they were all in one big pile, if you will, and here they’re spread out a little bit. So that’s going to make things a little bit slower just because of that. But I think we’ll be able to get going on them fairly quickly.

Jordan Alliger: And just a follow-up for the proverbial question with customers. Obviously Yellow had been embarking on their own next-day type of strategy of late. I mean, is there an alteration in plans now you have this as the one big bang, if you will?

Bill Zollars: No, I think the Yellow strategy will continue to be as it was to provide one-stop shopping for customers. I still think there are customers out there that would prefer that. There are other customers out there that prefer not to have all their eggs in one bucket. So I think there’s an opportunity for these brands to approach their customer base with different strategies.

Jordan Alliger: Thank you.

Bill Zollars: You bet.

Operator: We’ll go next to Gregory Burns, at JP Morgan.

Gregory Burns: Hello, everyone.

Bill Zollars: Hi, Greg.

Gregory Burns: Bill, just a couple – two quick questions. On the – do you view this acquisition as an offensive or defensive one, in that you do face a couple of national LTL competitors that have regional and inter-regional service? And are you – do you feel that if you hadn’t done something you potentially would have been at risk, or is this sort of opportunistic synergies and it doesn’t relate to competition?

Bill Zollars: No, I think it does relate to competition, Greg, and I think that’s a great point. I think this is an offensive strategy. We’re entering a market that’s growing faster than some of the longer-haul markets. It’s one that we could have made progress in incrementally, but this gives us a great opportunity to very quickly accelerate into that marketplace. So we are now in a position to be able to offer the customers any service that they might want and it gives us a great brand to introduce to the customers as part of the company. So there’s a big piece of this that’s about growth and access to faster-growing segments.

Gregory Burns: And, Bill, part of the – when you look at US Freightways when you were doing your due diligence – and tell me if this is the wrong way to look at it – you know, if we go back and look historically, USF earned about I think a peak number of $3.79 in ‘99. Should we look at that as the earnings power and then add in the synergies, or do you think essentially that you could potentially have break-out profitability and do better than even Freightways did in ‘99?

Bill Zollars: I’ll let Tom answer that. He’s knows a lot more about, you know, Freightways than I do. So –

Thomas Bergmann: Yes, Greg, just a couple comments. Yes, it’s a different company today. I think there’s a good opportunity here as, you know, we’re continuing to benefit from a good economic freight environment, that we’re on the right trajectory to head back to those peak earnings. And then when coupling the synergies with it, I think this will just again accelerate our ability to get to those peak earning numbers over the next few years.

Gregory Burns: Great. Thanks a lot guys.

Bill Zollars: Thanks, Greg.

Operator: We’ll go now to Jason Seidl, at Avondale Partners.

Jason Seidl: Hey, Bill, Steve, everyone in there. Congratulations on the transaction. A couple quick questions. Bill, there’s a lot of overlap with USF Dugan and Holland, and also Dugan, if I’m correct, has no Teamster representation, at least via contract. Are there any plans to maybe shut down Dugan and run Holland into it? Is that something that you would consider?

Bill Zollars: Well, I think it’s really too early to talk about that. You know our long-term strategy here is to provide the optimal portfolio of brands to best serve the customers. But that discussion is probably way too early.

Jason Seidl: OK. Also, staying on that, there was some animosity I think between the IBT and US Freightways stemming over the closure of Red Star. Are there any liabilities outstanding with that closure? And also have you factored in any potential sale from the remaining Red Star facilities that were in the Northeast that they kept?

Bill Zollars: The potential liabilities, and there are a few, we have factored in. But they are potential liabilities, and at this point we don’t feel that they’re actual liabilities that turn out to be real. We haven’t factored in real estate of any kind to the synergy effort.

Jason Seidl: All right. I would imagine there would be some excess ones left over, because you wouldn’t be moving Holland to get into the Northeast because New Penn is already there. Correct?

Bill Zollars: Well, yes, that’s part of the strategy to be developed. But I think the best way to say it is that it would be on the margin. You know, there’s nothing material there.

Jason Seidl: And a quick follow-up here. You know, Freightways was trying to grow their Premiere Plus product which was more of a long-haul move. Do you foresee any change in that strategy since it might go against some Yellow Roadway freight?

Bill Zollars: Not at the – none at least at this time. You know, we’ve been very successful with the model of healthy competition in the marketplace between Yellow and Roadway, and the same model will exist here. Jim Staley and Tom are going to try and make USF brands as profitable and fast-growing as possible and the guys at the other two companies will be doing the same.

Jason Seidl: Thanks for the time, Bill.

Bill Zollars: You bet.

Operator: We’ll go now to Ken Hoexter, at Merrill Lynch.

Ken Hoexter: Hi. Good morning, Bill. Just on . . .

Bill Zollars: Good morning.

Ken Hoexter: . . . on the Teamster issue. I guess I just want to understand in your synergy numbers are you assuming – it sounded like – I think you threw out a number 80 percent of USF was unionized, and I thought it was a little lower than that. Are you assuming full conversion to Teamster membership of the remaining in your synergy numbers?

Bill Zollars: No, we’re not. No, the synergy numbers are really based on the things I talked about where we’ve got redundancy in back-office functions we can combine, purchasing, leverage, technology, that kind of thing.

Ken Hoexter: Could that – I guess understanding the contract and your – the framework you have to work around, is there a potential of cost implications from that, or – it sounded like you kind of threw that out there that this is an issue that you’re still working on. Is that –

Bill Zollars: Well, I, you know, without getting into the details of the labor strategy because it’s still in development, I don’t think there’s anything in here that would make the outcome more negative.

Ken Hoexter: All right. And then just a follow-up. Did you say you were going to keep all the brands together, so when you move New Penn down to the USF under Staley is that – is that going to stay as a New Penn brand or does that become USF operationally . . .

Bill Zollars: No.

Ken Hoexter: . . . trying to understand if anything changes there.

Bill Zollars: No, it’ll be the New Penn brand.

Ken Hoexter: Any catch-up on cap ex that has to be made at USF?

Bill Zollars: A little bit, but again on the margin.

Ken Hoexter: Great. Thanks for your time. Look forward to seeing you later.

Bill Zollars: You bet.

Operator: We’ll go now to Richard Haydon, at Omega Advisors.

Richard Haydon: Good morning.

Bill Zollars: Good morning.

Richard Haydon: I’m not going to ask about the dividend. But I was kind of captured by your notion of a share repurchase.

Bill Zollars: I thought you might be.

Richard Haydon: I’m predictable, aren’t I? I’m sorry.

Bill Zollars: That’s OK.

Richard Haydon: Could you perhaps elaborate on a timeline for that?

Bill Zollars: Yes, I really can’t at this point, Richard. We’re – you know, it’s something that, you know, is an option for us. We’ll try and do what makes the most sense from a balance sheet and accretion standpoint. And we’re just trying to keep our options open at this point.

Richard Haydon: One thing, housekeeping. I got on the call late. Are you still having the meeting this afternoon?

Bill Zollars: No, we announced at the beginning of the call that because the end of the world is coming to New York City this afternoon, we decided to cancel the meeting.

Richard Haydon: OK. Good luck and congratulations.

Bill Zollars: Thanks, Richard.

Operator: We’ll take our next question from Helane Becker, at Benchmark.

Helane Becker: Thank you very much, operator. Hi, gentlemen.

Bill Zollars: Good morning.

Male: Good morning.

Helane Becker: Just a question on the price. The stock’s trading pretty well. Are there any collars that you met – I got on the call a few minutes late – did you mention if there are any provisions to prevent anybody else from coming in and paying a higher price or, you know, any comments like that you can make?

Bill Zollars: No, the deal is final and just needs shareholder approval at this point. And we have a fixed exchange ratio.

Helane Becker: OK. Thank you.

Bill Zollars: You bet.

Operator: We’ll go now to Ari Hirt, at Lawrence Partners.

Ari Hirt: Yes, hi. Thank you. Just also a question about price. If shareholders elected – 100 percent stock, how would the cash portion play in?

Bill Zollars: Well, at the end of the day when you add up all the shareholders it’s got to be 50-50. So it’ll be pro rated if we end up with too much cash or too much stock.

Ari Hirt: OK, thank you.

Operator: We’ll take our next question from Peter Hammack, at Lehman Brothers.

Peter Hammack: Hi, gentlemen. How are you? Quick question for you. You had mentioned you were going to do some tweaks on capital structure. I’m going to follow up on Richard’s question on share repurchase. What do you guys intend to do with the debt that’s currently at USF and how are you thinking about your capital structure in general going forward?

Bill Zollars: Well, the debt at USF, you have some prepay penalties. So we’re going to have to look at the whole balance sheet and try and put together the best possible approach there.

Peter Hammack: OK. And how are you intending to finance the cash portion of this?

Donald G. Barger, Jr.: Actually the cash portion will be financed through a combination of expansion of our existing credit facility revolver and asset-backed securitization and then most likely some kind of public debt offering.

Peter Hammack: OK, great. Thanks very much, guys.

Bill Zollars: You bet, Peter.

Operator: We’ll go next to Steve Schofield, at EAC Management.

Steve Schofield: Yes, congratulations. What do the non-electing USF shareholders receive?

Bill Zollars: Non-electing USF shareholders?

Steve Schofield: Those that don’t make either a stock or cash election.

Bill Zollars: They get stock.

Steve Schofield: They get stock.

Bill Zollars: Yes.

Steve Schofield: Do they get the leftovers or do they – do they get stock?

Bill Zollars: They get stock.

Dan Churay: They’ll get treated like any other shareholder and get pro rated at the end of the day.

Steve Schofield: Does that mean they get the leftovers or –

Dan Churay: Well, in –

Steve Schofield: If stock – if stock is over-subscribed, what do non-electors get?

Dan Churay: In the aggregate the elections will be $689 million in cash and the balance of stock.

Steve Schofield: I know. But if –

Thomas Bergmann: It’s 50-50. So if too many people elect cash, they’ll be cut back with stock, and if too many people elect stock, they can come back for cash.

Steve Schofield: I understand that. But if stock is over-subscribed, everybody wants stock, what do the non-electors get?

Bill Zollars: As Dan said, they get pro rated back.

Steve Schofield: They get pro rated back.

Bill Zollars: OK.

Operator: We’ll take our next question from Jim Drury, at New York Life.

Jim Drury: Hi, thanks. Most of my questions were answered. But I just wanted to ask if you had any sense of the implications of the transaction on Yellow’s rating, debt rating.

Bill Zollars: Well, we expect to rating to stay where it is, and we’re expecting that the balance sheet will be back in the mid 30s by the middle of next year, and then we would hope to get our debt rating improved.

Jim Drury: OK, thanks.

Bill Zollars: Yes.

Operator: We’ll now go to a follow-up from Edward Wolfe, at Bear Stearns.

Edward Wolfe: Thank you. Just a clarification. I think Bill threw out a number 80 percent of USF’s employees were unionized. We have some data that says it’s closer to about 58 percent a year ago. Has that changed dramatically, Tom, over the last year or is that just kind of closer in number? Is it closer to 60 percent?

Thomas Bergmann: Yes, I believe it’s closer to the 80 percent that we have quoted, Ed.

Edward Wolfe: OK. If you can confirm that at some point that would be helpful.

Thomas Bergmann: OK.

Edward Wolfe: Also, Bill, was there another bidder at any time that developed for USF?

Bill Zollars: Well, Paul Liska’s here and he’s got a free ride so far. So I’m going to – I’m going to ask him to comment on that one.

Paul Liska: Everything will be disclosed in the S-4 when it’s filed how this came about and everything else. So –

Edward Wolfe: What’s the timing on the S-4?

Paul Liska: I think it’ll be …

Male: April 1st.

Paul Liska: April 1st.

Edward Wolfe: And, Bill, what does this do – Yellow just announced the roll-out of their next-day product. Does Yellow continue with their next-day roll-out or –

Bill Zollars: Yes, they do, Ed. I think the strategy at Yellow is one-stop shopping, and that’s going to be very attractive to some customers and not attractive to others. So I think they’ll continue full speed ahead.

Edward Wolfe: OK. And then in terms of the Teamsters, have you had any conversation with management there, and what’s – and what do you next there?

Bill Zollars: I talked to Mr. Hoffa yesterday and he was very cordial and said that he was encouraged by the combination.

Edward Wolfe: OK. And USF’s headquarters outside of Chicago, is that – a potential synergy?

Bill Zollars: Yes, it’s certainly a potential synergy. That’s one of the things we’ll be looking at.

Edward Wolfe: Is that in the numbers that you gave?

Bill Zollars: Some of it is, yes.

Edward Wolfe: Is that in the first $40 or the next $40?

Bill Zollars: In the first.

Edward Wolfe: OK.

Bill Zollars: For the most part.

Edward Wolfe: And roughly what is – do they lease that building or do they own that building?

Thomas Bergmann: Lease.

Edward Wolfe: So what’s the potential savings getting out of that lease?

Bill Zollars: Well, I don’t think we’re going to get into the specifics, but there is a substantial portion of that that’s in the synergy numbers.

Edward Wolfe: OK. Thanks, guys.

Bill Zollars: Thanks, Ed.

Male: Okay, one more.

Operator: Ladies and gentlemen, we will take our last question today as a follow-up from John Barnes, at Credit Suisse First Boston.

John Barnes: Hey, Bill, just a couple follow-ups real quick. Given the strength of your balance sheet right now, you know, why are we seeing such a large stock component versus cash components?

Bill Zollars: Well, I think there are a couple reasons. One was that tax-free nature of the deal that we were trying to get at, and the other was that I think that the USF team is very excited about the upside potential here of the stock.

Paul Liska: Yes, I would add – this is Paul Liska – I would add that that was a key point of this transaction is that we wanted our shareholders – we believe firmly in doing a reverse due diligence, et cetera. There are a number of not only cost reduction synergies but there’s also a number of growth synergies involved in the story. And so therefore we want our shareholders to share in the upside of that. So that’s why we wanted it to be structured like that, besides the tax implications.

Bill Zollars: And then just to remind you, we are not necessarily convinced that that’s going to be the ultimate structure and that we still have the opportunity to buy back stock if that looks like the right thing to do.

John Barnes: Sure. Well, given your stock performance over the last three years, I understand why anybody wants to be in your name. Hey, real quick, on the Master Freight agreement, does this change your approach? I mean, you and I have had conversations about, you know, potentially, you know, you don’t do it as a combined entity and – and now that – now that you control three of the, you know, entities or the majority of them, I mean, does it change your approach to how you go about negotiating the Master Freight agreement?

Bill Zollars: It might, John. It’s probably too early to comment on that.

John Barnes: OK. And then lastly. USF I think had struggled mightily on the IT side. I know that, you know, they had gone through a couple iterations of technology platform. How quickly do you think you can get the entire USF, at least the LTL platform, onto the Yellow and Roadway technology?

Bill Zollars: Well, it’s probably going to be in waves, and there’ll be a number of technology tools we’ll put in place. But they’ve got a pretty solid operating technology in place already at USF. So we’ll be looking for an opportunity to introduce new technology as we go forward. Usually technology takes a little bit longer to get in. So I would think that of that first $40 million, we’re not talking about a lot of that coming from technology.

John Barnes: OK. So that would probably be in the – in the – either the second $40 million or the $150?

Bill Zollars: Yes.

John Barnes: OK, very good. Thanks for your time.

Bill Zollars: Thanks, John.

Thanks to all of you for joining us. Please feel free to call us with further questions. Mr. Bruffett is available.

Steve Bruffett: We have one clarification that we want to make, and that is that – the total gross cash consideration number was mentioned earlier on the call of 689 million based on the current USF shares outstanding. The correct number is 639. Just wanted to clarify that for the record.

Bill Zollars: Thanks to all of you for joining us.

Operator: Ladies and gentlemen, thank you so much for joining us today. This does conclude our conference and we ask that you now please disconnect.

END